

January 24, 2014

Via E-mail
Shaun Roberts
President, Chief Executive Officer and Director
KonaRed Corporation
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

> **Re:** **KonaRed Corporation**
> **Form 8-K/A**
> **Filed January 14, 2014**
> **File No. 333-176429**

Dear Mr. Roberts:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Statements of Cash Flow, page 4

1. We note your response to prior comment 10 in our letter dated January 7, 2014. Please clarify for us which "written off value" you use as the cost basis for the sale of inventory that had been written off in prior periods. Please note once inventory is written off the cost basis is the net value of the original cost basis less the write-off amount. For example, in instances where the entire value is written-off the new cost basis is $0. Please refer to SAB Topic 5 BB.

2. We note your response to prior comment 11. Please tell us how you determined the period eighteen months is appropriate for writing off inventory. Please also tell us how you considered the guidance in FASB ASC 330-10-35 in determining your inventory value required an adjustment.

Exhibit 99.4 – Pro Forma Financial Statements

Condensed Balance Sheet, page 1

3. We note your response to prior comment 14; however, the par value of the shares ($0.001) and the number of shares of common stock issued and outstanding (64,350,423) do not equal the aggregate pro forma balance of common stock ($11,762). Please revise and explain to us the nature of the revisions. In a reverse merger, the post-transaction financial statements typically retain the par value of the shell company.

You may contact Jamie Kessel at (202) 55-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins
       Clark Wilson LLP